Note 8 – Income Taxes (continued)

Presented in the financial statements as follows:

	2015	2014
Current portion of deferred income taxes	$ (42,000)	(31,000)
Deferred income taxes	(9,000)	(7,000)
	$ (51,000)	(38,000)

The charitable contribution credit will start to expire in 2017. Tax years 2012, 2013, and 2014 remain open to examination by the federal Internal Revenue Service and for the State of Utah taxing authority.

Note 9 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through October 15, 2016.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had net capital of $264,344 and $249,041, respectively, which was $241,630 and $230,668, respectively, in excess of its required net capital of $22,714 and $18,373, respectively. At December 31, 2015 and 2014, the Company's net capital ratio was 1.3 to 1 and 1.1 to 1, respectively.